Copa Holdings Closes Sale-leaseback Transaction for Four New 737-800 Aircraft

PANAMA CITY, Jan. 22, 2013 /PRNewswire/ -- Copa Holdings, S.A. (NYSE: CPA), today announced it has closed sale-leaseback transactions for four new Boeing B737-800 aircraft with MC Aviation Partners (MCAP), the aircraft leasing and trading arm of Mitsubishi Corporation.

The deliveries, which are part of Copa Airlines' current order with Boeing, are scheduled for March, April, August and October of 2013. The agreement provides for 90 month lease terms.

Copa Holdings' CFO, Victor Vial commented, "We are pleased to have completed this important transaction with MCAP and hope to build on this new partnership in the future. With this transaction we have completed all our aircraft financing needs for 2013 under very competitive terms while continuing to add flexibility in our fleet plan."

MCAP CEO, Hiroshi Nakanishi commented, "We are delighted to announce this first transaction with Copa Airlines and are looking forward to further developing a long relationship."

ABOUT COPA HOLDINGS S.A.:

Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to 64 destinations in 29 countries in North, Central and South America and the Caribbean with one of the youngest and most modern fleets in the industry, consisting of 83 aircraft: 57 Boeing 737NG aircraft and 26 EMBRAER-190s. For more information visit www.copaair.com.

ABOUT MC AVIATION PARTNERS:

MC Aviation Partners (MCAP) group is the aircraft leasing and trading arm of Mitsubishi Corporation with over 100 owned and managed aircraft in our portfolio. MCAP group was established in 2008 as a wholly-owned subsidiary of Mitsubishi Corporation with over 20 years of experience in aircraft leasing. MCAP group has offices in Tokyo, Los Angeles and Dublin. In addition, MCAP group has the support of 200 branch offices of Mitsubishi Corporation worldwide.

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CONTACT: Joseph Putaturo, Panama, Director-Investor Relations, (507) 304-2677